Exhibit 99.3

In accordance with its normal practice, Imperial Tobacco Group will be issuing a trading update statement for the six months to 31 March 2008.  It is intended that this will be on Wednesday 19 March 2008.

Interim results for the six months to 31 March 2008 are expected to be released on Tuesday 20 May 2008.

ENQUIRIES

Alex Parsons

Imperial Tobacco Group

Head of Corporate Communications

Tel +44 (0)7967 467241

John Nelson-Smith	Nicola Tate
Imperial Tobacco Group	Imperial Tobacco Group
Investor Relations Manager	Investor Relations Manager
Tel:+44 (0)117 933 7032	Tel:+44 (0)117 933 7082